NATURAL HEALTH TRENDS CORP.
2050 Diplomat Drive
Dallas, TX 75234
August 3, 2007
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Natural Health Trends Corp.
Registration Statement on Form S-3
Filed June 29, 2007
File No. 333-144219

Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 11, 2007
File No. 0-26272
Dear Mr. Owings:
          Set forth below are the responses of Natural Health Trends Corp. (the “Company”) to the Commission’s comment letter dated July 26, 2007. Where appropriate, we have included references to Amendment No. 1 to the referenced Registration Statement on Form S-3 (the “Amended Registration Statement”), which we have concurrently filed with the Commission.
          For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.
Selling Stockholders, page 20
1.	Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. We note, for example, you have not indicated the natural person(s) controlling Craig-Hallum Partners. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The table has been expanded to include the identity of all natural persons having the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. In particular, please note that such information is provided for Craig-Hallum Partners in footnote 4

Securities and Exchange Commission

to the table, for Chief China Resources Ltd. (Samoa) in footnote 8 to the table and for Chief China Resources Ltd. (British Virgin Islands) in footnote 9 to the table.

2.	Please update the table on page 21 to the latest practicable date.

The table has been updated to provide all information as of July 27, 2007, the latest practicable date.
Incorporation of Documents by Reference, page 26
3.	Please specifically incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. We note, for example, you have not specifically incorporated by reference numerous Forms 8-K. See Item 12(a)(2) of Form S-3.

The Company intended to incorporate by reference in the Registration Statement all Current Reports on Form 8-K filed in 2007 by incorporating by reference “all of our filings pursuant to Sections 13(a) or 15(b) under the Securities Exchange Act of 1934 ...” The Amended Registration Statement now specifically incorporates by reference all Current Reports on Form 8-K filed since January 1, 2007 (please note that on March 28, 2007 and May 11, 2007 the Company furnished to the Commission certain Current Reports on Form 8-K that are not listed).
Exhibits and Financial Statement Schedules, page II-2
4.	Please file or incorporate by reference the form of securities purchase agreement.

The Company has added as Exhibits to the Amended Registration Statement both versions of the Form of Stock and Warrant Purchase Agreement and the Form of Warrant to Purchase Shares of Common Stock, which Exhibits are incorporated by reference.
Exhibit 5.1 Opinion of Locke Liddell & Sapp LLP
5.	We note in the second paragraph that counsel has assumed the legal capacity of natural persons. We also note in the third paragraph that counsel has assumed that the “...parties...other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations...” It is not appropriate to assume away legal issues that relate directly to the legality of the securities. Please delete the assumptions.

Our legal counsel, Locke Liddell & Sapp PLLC, has revised its legal opinion and is submitting such revised legal opinion as Exhibit 5.1 to the Amended Registration Statement. As requested, our legal counsel has eliminated its assumption of or reliance upon certain matters. However,

Securities and Exchange Commission

please note that our legal counsel references in the revised legal opinion certain factual assumptions, and its reliance on certain facts, that it advises must be made in order to properly deliver the required legal opinion. For example, in order to provide the required legal opinion, our legal counsel advises that it must be assured that certain of the Company’s corporate documents are authentic and that no action has been taken that would amend, modify or rescind such documents or the corporate matters to which they relate.

6.	In the last sentence of the second paragraph, counsel states that it has relied upon certain facts necessary to form the basis of its opinion. Please have counsel revise the opinion or advise us on this matter.

Please see the above response to Comment #5.

7.	If the reference in the penultimate paragraph to updating the opinion is retained, please file a legality opinion that is dated the day you plan to go effective on the registration statement. In such case, please furnish to us the form of the opinion for our review prior to requesting effectiveness.

The referenced paragraph in the legal opinion has been eliminated, thus obviating the need to have the legal opinion dated the date of expected effectiveness of the Amended Registration Statement.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Controls and Procedures, page 72
8.	Please refer to your president as your principal executive officer.

The Company undertakes to refer to its president as its principal executive officer in its future filings.

9.	We note on page 72 that you state that your disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective (or not effective) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company undertakes to clarify and expand the referenced disclosure in future filings.

Securities and Exchange Commission

10.	Please provide the attestation statement required by Item 308(a)(4) of Regulation S-K and the report required by Item 308(b) also of that regulation.

The Company understands that the Commission has withdrawn this comment.
Exhibits 31.1 and 31.2
11.	Please remove the titles of your CEO and CFO from the introduction to your certifications.

The Company undertakes to remove the indicated titles from the Certifications and to conform the Certifications exactly to the form required by Item 601(b)(31)(i) of Regulation S-K in future filings.

12.	Please revise paragraph 4 (c) to state: “Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and.”

The Company undertakes to make the requested revision to the Certifications in future filings.

13.	Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-B. Refile the Item 601(b)(31) certifications with each of the entire amended periodic reports, including all certifications.

The Company undertakes to conform the certifications exactly to the form required by Item 601(b)(31)(i) of Regulation S-K in future filings.
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          Thank you for your consideration of the foregoing responses. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 241-4080.
Sincerely,
/s/ Chris T. Sharng
Chris T. Sharng
cc: John B. McKnight, Esq.